Mail Stop 4720

                                                            June 15, 2018




Yue (Justin) Tang
Chief Executive Officer and Chairman
X Financial
7-8F, Block A, Aerospace Science and Technology Plaza
No. 168, Haide Third Avenue, Nanshan District
Shenzhen, 518067, the People's Republic of China

       Re:     X Financial
               Amendment No. 3 to
               Draft Registration Statement on Form F-1
               Submitted May 31, 2018
               CIK No. 0001725033

Dear Mr. Tang:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We are still evaluating your responses to several comments, including comments 6, 19 and 58 of our letter dated February 5, 2018, and comment 13 of our letter dated May 24,
       2018.
 Yue (Justin) Tang
X Financial
June 15, 2018
Page 2

Results of Operations

Loan Facilitation Service-Direct Model and Loan Facilitation
Service-Intermediary Model, page
101

2. Please revise your next amendment to quantify the impact on loan facilitation service fees from the cessation of the online intermediary model and offline intermediary model in your discussion of results of operations.

Loss of Contingent Guarantee Liabilities, page 106

3. You state that, in December 2017, there was a significant change in the regulatory environment with the release of Circular 141 and Circular 57 and the tightening of industry regulations resulted in an unexpected short-term volatility of borrower credit performance across the industry, especially on products with a shorter term and small loan balance such as Xiaoying Card Loans. Please disclose how the tighter industry regulations contributed to increased defaults and why the impact was greater on shorter-
       term loans.

Guarantee Liabilities, page 111

4. We note you attribute the period over period increase in your guarantee liabilities from
       December 31, 2016 to December 31, 2017 partially to the change in delinquency rate.
       Considering that net payouts, which represents borrower defaults net of amounts subsequently collected from the borrower, appeared to drive the change in your guarantee liability as reflected on page F-46, please revise your disclosure to also address how the period over period change in net payouts contributed to the period over period change in guarantee liabilities.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-16

5. You disclose on page F-16 that, according to the contractual agreement with the borrower, upon inception of the loan, you have the unconditional right to the entire service fee regardless of whether subsequent post-origination or guarantee services are provided by you or the timing of repayment of the loan. We note on page F-23, that you disclose that you do not have the unconditional right to the consideration at the loan inception and that since September 2017 you record a contract asset when recognizing revenue from facilitation service. Please reconcile these disclosures in your next amendment.

6. We note your response to comment 15 and that the Cap for payments from you to
       ZhongAn increased from 3.8% at December 31, 2017 to 8.46% at March 31, 2018 as a
 Yue (Justin) Tang
X Financial
June 15, 2018
Page 3

       result of an increase in defaults. Please revise to disclose the Cap of 8.46% in the first quarter of 2018 in your next amendment.

Note 4. Fair Value of Assets and Liabilities, pages F-40 and F-73

7. You state that under the new agreement with ZhongAn, your exposure is limited to the lower of (1) total contractual guarantee fees to be collected from Xiaoying Card loan borrowers for loans facilitated during the period or (2) a pre-agreed percentage (the
       "Cap") of the total principal for Xiaoying Card loans facilitated during the period. Please address the following:

           Disclose what drove the RMB 46,114,106 change in fair value of your financial guarantee derivative from December 31, 2017 to March 31, 2018;

           Disclose why you have included guarantee fees received but not contractual guarantee fees to be collected from borrowers in the determination of the derivative liability and rollforward;

           Disclose how you have captured the impact of the Cap in the determination of the derivative liability;

           Disclose total Xiaoying Card loans related to the guarantee derivative liability facilitated during the respective periods;

           Disaggregate guarantee fees received from borrowers and compensation paid to
           ZhongAn by vintage;

           Disclose the contractual guarantee fees to be collected from the borrowers for loans facilitated by vintage;

           Disaggregate the maximum potential undiscounted future payments you would be required to make of RMB 566,145,428 by vintage;

           Disclose the maximum potential payment to ZhongAn based on the pre-agreed Cap by vintage; and

           Reconcile the Xiaoying Card loan outstanding loan balances for the periods presented to the total outstanding loan balance for Xiaoying Card loans disclosed on page 139.

       Refer to ASC 815-10-50-4K.
 Yue (Justin) Tang
X Financial
June 15, 2018
Page 4

Note 7. Guarantee Liabilities, pages F-45 & F-78

8. You disclose on page F-47 that the maximum potential undiscounted future payment that you would be required to make is the outstanding balance of loans facilitated by you, including the loans at fair value held by the Consolidated Trusts. Please reconcile the maximum undiscounted future payments that you would be required to make (estimated at RMB 10.6 billion at December 31, 2017 and RMB 5.5 billion at March 31, 2018) to total loans outstanding as disclosed on page 139 and disaggregate by loan type.

9. We note for the period ending March 31, 2018, you recognized an incremental contingent liability of RMB 92,894,820 or 86% of the guarantee liability relating to Xiaoying
       Preferred loans at January 1, 2018 due to the tightened liquidity environment as a result of the release of a series of new regulations. Please tell us and disclose why the related estimated default rate of 3.10% did not change from December 31, 2017 to March 31,
       2018 despite the incremental contingent liability recognized in Q1 `18.

10. We note that beginning in March 2018, Jiangxi Ruijing, an equity investee, will provide guarantee service for an identified portfolio of loans facilitated on your platform and engages directly with the borrowers and investors. Please specifically identify the loans that Jiangxi guarantees, including the related original and outstanding balance.

11. Please revise your next amendment to summarize, in a tabular format, all of your guarantee agreements, including the terms of the agreements, the types of loans guaranteed, the principal balance of loans guaranteed, how you monitor the financial condition and credit quality of guarantors (credit rating, financial strength, etc.), and any other information about these agreements that would be useful to an investor.

       You may contact Michelle Miller at (202) 551-3368 or David Irving at
(202) 551-3321 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or me at (202) 551-3391 with any other questions.


                                                              Sincerely,

                                                              /s/ Erin E.
Martin

                                                              Erin E. Martin
                                                              Special Counsel
                                                              Office of
Financial Services

cc:    Li He, Esq.